[HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN LETTERHEAD]	January 14, 2005	Three Embarcadero Center
Seventh Floor
San Francisco, CA 94111-4024

Telephone 415.434.1600
Facsimile 415.217.5910
 www.howardrice.com

Writer's Information:
    Michael J. Sullivan
    Direct: 415.399.3017
msullivan@howardrice.com

Ms. Barbara C. Jacobs
Mr. Hugh Fuller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 4-6
Washington, DC 20549-0001

  Re:
  Digital River, Inc.
  Registration Statement on Form S-3 File No. 333-120602
  Filed November 19, 2004

Dear Ms. Jacobs and Mr. Fuller:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated December 14, 2004 (the "Comment Letter") regarding the above-referenced Registration Statement on Form S-3 of Digital River, Inc. (the "Registrant") filed November 19, 2004 (the "Registration Statement"). In conjunction with this letter, the Registrant is filing via EDGAR for review by the Staff, Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        Enclosed please find five copies of Amendment No. 1, marked to show changes from the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

        Set forth below are responses to the Staff's comments numbered 1 through 4, as set forth in the Comment Letter. Page references in the Registrant's responses below correspond to the page numbers in Amendment No. 1.

General

        1.    Staff Comment:    We are unclear why you have included a table showing your ratio of earnings to fixed charges in this resale registration statement relating to common stock. Please advise.

        Response:    In response to the Staff's comment, the Registrant has removed the "Ratio of Earnings to Fixed Charges" table from the Registration Statement as it was inadvertently included.

Selling Securityholders, page 21-22

        2.    Staff Comment:    Please confirm that none of the selling stockholders are affiliates of registered broker-dealers.

        Response:    In response to the Staff's comment, the Registrant confirms that it has been advised by each selling securityholder that it is not an affiliate of a registered broker-dealer. The Registrant respectfully advises the Staff that this disclosure is included in the Prospectus in the ninth paragraph under the heading "Plan of Distribution."

        3.    Staff Comment:    Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by the Liden Family Trust and by Swenson Advisors, Ltd. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

        Response:    In response to the Staff's comment, the Registrant has revised its previous disclosure.

Plan of Distribution, pages 23-24

        4.    Staff Comment:    We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

        Response:    In response to the Staff's comment, the Registrant confirms that it is aware of Corporation Finance Telephone Interpretation A.65.

        Finally, the Registrant will furnish a "Tandy Letter" at the time of its request for acceleration of the Registration Statement.

        Please direct any further questions or comments concerning the Prospectus or this response letter to me at (415) 399-3017. Thank-you for your assistance in this matter.

                      Sincerely,

                      /s/ Michael J. Sullivan

                      Michael J. Sullivan

MJS/ecf
Enclosure

cc:
Carter D. Hicks
Digital River, Inc.